Exhibit 99.2

DATA MONITORING COMMITTEE COMPLETES FINAL SCHEDULED REVIEW OF MESOBLAST’S PHASE 3 TRIAL OF REVASCOR IN ADVANCED CHRONIC HEART FAILURE

Melbourne, Australia; December 18, 2019 and New York, USA; December 17, 2019: Mesoblast Limited (ASX: MSB; Nasdaq: MESO) announced today that the independent Data Monitoring Committee (DMC) overseeing the Phase 3 trial of Revascor for advanced chronic heart failure has held its tenth and final scheduled meeting, and has recommended that the trial continue as planned. This cardiovascular outcomes trial has now initiated final study visits for all surviving patients with a target of last patient/last visit at the end of January 2020.

The DMC reviewed available data from the 566 randomized patients, including components of the trial’s primary and secondary endpoints, and all safety data. The results from this pivotal trial are expected to be read out by mid-2020.

About Mesoblast

Mesoblast Limited (ASX: MSB; Nasdaq: MESO) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary cell therapy technology platform to establish a broad portfolio of commercial products and late-stage product candidates. Two products have been commercialized in Japan and Europe by its licensees, and it has established commercial partnerships in Europe and China for certain Phase 3 assets. In the United States, Mesoblast has initiated submission of a rolling Biologics License Application to the FDA to seek approval of its product candidate for acute graft versus host disease following a successful Phase 3 trial, and is completing Phase 3 trials for its advanced heart failure and chronic low back pain product candidates. Mesoblast’s proprietary manufacturing process yields industrial-scale, frozen, off-the-shelf, cellular medicines based on its mesenchymal lineage cell platform technology. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast

Mesoblast’s Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about the timing, progress and results of Mesoblast’s preclinical and clinical studies; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Way #01-22 Nucelos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Release authorised by the Chief Executive

For further information, please contact:

Julie Meldrum

Corporate Communications

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Way #01-22 Nucelos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176